Exhibit 99.77C

2020 Annual Shareholder Meeting

The Fund’s 2020 annual meeting of shareholders (“Annual Meeting”) was held on April 16, 2020, for the following purposes:

1.	To elect two (2) Directors, each for a 3-year term.

2.	To ratify the selection of Plante & Moran, PLLC as independent registered public accountants of the Fund for the calendar year ending December 31, 2020.

The following directors were elected under Proposal 1: Robert M. Bilkie, Jr. and Phillip J. Hanrahan.  Under Proposal 2, shareholders ratified the selection of Plante & Moran, PLLC as the Fund’s independent registered public accountants for the 2020 calendar year.

Tabulation Report
Proposal 1 – Election of Directors
	For	Withheld
Robert M. Bilkie, Jr.	2,571,553	142,437
Phillip J. Hanrahan	2,543,547	170,443

Proposal 2 –  Selection of Plante & Moran, PLLC
For	Against	Abstain	Withheld
2,642,422	35,577	35,991	0

Total shares issued and outstanding on record date: 4,074,321.